Press Release
CAE reports third quarter fiscal 2024 results
•Revenue of $1,094.5 million vs. $969.9 million in prior year
•Earnings per share (EPS) from continuing operations of $0.18 vs. $0.24 in prior year
•Adjusted EPS(1) of $0.24 vs. $0.27 in prior year
•Operating income of $121.6 million vs. $142.1 million in prior year
•Adjusted segment operating income(1) of $145.1 million vs. $156.8 million in prior year
•Adjusted order intake(1) of $1,273.9 million for an $11.7 billion adjusted backlog(1)
•Net debt-to-adjusted EBITDA(1) of 3.16x vs. 3.25x at the end of the preceding quarter
•Comparative figures have been reclassified to reflect discontinued operations

Montreal, Canada, February 14, 2024 - (NYSE: CAE; TSX: CAE) - CAE Inc. (CAE or the Company) today reported revenue of $1,094.5 million for the third quarter of fiscal 2024, compared with $969.9 million in the third quarter last year. Third quarter EPS from continuing operations was $0.18 compared to $0.24 last year. Adjusted EPS in the third quarter was $0.24 compared to $0.27 last year.

Operating income this quarter was $121.6 million (11.1% of revenue(1)), compared to $142.1 million (14.7% of revenue) last year. Third quarter adjusted segment operating income was $145.1 million (13.3% of revenue(1)) compared to $156.8 million (16.2% of revenue) last year. All financial information is in Canadian dollars and results are presented on a continuing operations basis, unless otherwise indicated.

Summary of consolidated results
(amounts in millions, except per share amounts)	Q3-2024	Q3-2023	Variance %
Revenue	$1,094.5	$969.9	13%
Operating income	$121.6	$142.1	(14%)
Adjusted segment operating income(1)	$145.1	$156.8	(7%)
As a % of revenue(1)%	13.3%	16.2
Net income attributable to equity holders of the Company	$56.5	$78.1	(28%)
Earnings per share (EPS) from continuing operations	$0.18	$0.24	(25%)
EPS from discontinued operations	$(0.01)	$0.01	(200%)
Adjusted EPS(1)	$0.24	$0.27	(11%)
Adjusted order intake(1)	$1,273.9	$1,189.7	7%
Adjusted backlog(1)	$11,746.3	$10,795.1	9%

(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

“Our performance in the third quarter reflects strong underlying demand for our Civil market solutions, and points to the ongoing progress to transform our Defense business. We also generated strong free cash flow, enabling us to bolster our financial position in line with our leverage targets,” said Marc Parent, CAE’s President and Chief Executive Officer. “Further securing CAE’s future, we booked nearly $1.3 billion in total order intake during the quarter, for an $11.7 billion backlog. In Civil, orders were $845 million, for a 1.36 times book-to-sales ratio, including 20 full-flight simulator orders, new training partnerships with marquee airlines such as Air France KLM Group, and over $300 million of business jet training orders. We have considerable headroom for growth in the civil aviation market and our continued positive momentum underscores the strong demand for CAE’s highly differentiated training and flight services solutions and our ability to win share within this large secular growth market. In Defense, performance was consistent with our expectations at this point on the path toward being able to generate higher margins. We continued to replenish our backlog with more profitable work and sought to further accelerate the retirement of outstanding program risks, mainly associated with certain legacy Defense contracts that we entered into pre-COVID and have been most impacted by economic headwinds.

As we look to the remainder of the fiscal year, we continue to expect annual Civil adjusted segment operating income growth in the mid- to high-teens percentage range. In Defense, our focus remains on completing the remaining work scope on legacy contracts and as much as possible, accelerating risk retirements in the fourth quarter and into fiscal 2025. We expect to close the sale of our Healthcare business before the end of the fiscal year, subject to closing conditions, including customary regulatory approvals. This is a milestone toward the reinstatement of cash returns to shareholders and the Board is now actively evaluating options in terms of the form, quantum, and timing of such returns.”

Civil Aviation (Civil)
Third quarter Civil revenue was $622.1 million vs. $517.4 million in the third quarter last year. Operating income was $101.0 million (16.2% of revenue) compared to $117.2 million (22.7% of revenue) in the same quarter last year. Adjusted segment operating income was $124.2 million (20.0% of revenue) compared to $131.4 million (25.4% of revenue) in the third quarter last year. During the quarter, Civil delivered 13 full-flight simulators (FFSs) to customers and third quarter Civil training centre utilization was 76%.

During the quarter, Civil signed training solutions contracts valued at $845.4 million, including a range of long-term commercial and business aviation training agreements and 20 FFS sales, for a total of 57 as of the end of the third quarter of the fiscal year. Notable awards in the quarter included long-term training services contracts with marquee airlines including Air France KLM Group, and it renewed a flight services agreement with Azul Linhas Aereas Brasileiras. Business aviation accounted for over $300 million of Civil adjusted order intake in the third quarter, driven primarily by training services agreements with U.S. based customers including, Solairus Aviation and Clay Lacy Aviation.

The Civil book-to-sales ratio(1) was a robust 1.36 times for the quarter and 1.27 times for the last 12 months. The Civil adjusted backlog at the end of the quarter was a record $6.1 billion.

Summary of Civil Aviation results
(amounts in millions)		Q3-2024	Q3-2023	Variance %
Revenue		$622.1	$517.4	20%
Operating income		$101.0	$117.2	(14%)
Adjusted segment operating income		$124.2	$131.4	(5%)
As a % of revenue	%	20.0%	25.4
Adjusted order intake		$845.4	$713.0	19%
Adjusted backlog		$6,119.8	$5,647.6	8%

Supplementary non-financial information
Simulator equivalent unit		275	263	5%
FFSs in CAE’s network		336	323	4%
FFS deliveries		13	9	44%
Utilization rate	%	76%	73	4%

Defense and Security (Defense)
Third quarter Defense revenue was $472.4 million vs. $452.5 million in the third quarter last year. Operating income was $20.6 million (4.4% of revenue) compared to $24.9 million (5.5% of revenue) in the same quarter last year. Adjusted segment operating income was $20.9 million (4.4% of revenue), compared to $25.4 million (5.6% of revenue) in the third quarter last year.

Additional information pertaining to Defense Legacy Contracts
Within Defense, there are a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by execution difficulties and adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures and availability of labour. These risks can result in cost overruns and reduced profit margins or losses. While these risks can often be managed or mitigated, there are eight distinct legacy contracts entered into prior to the COVID-19 pandemic that are firm fixed price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts). Although they represent only a small fraction of the current business, these contracts have disproportionately impacted overall Defense profitability.

For the third quarter of fiscal 2024, the ongoing execution of Legacy Contracts had a negative impact of approximately two percentage points on the Defense adjusted segment operating income margin.

Management is closely monitoring these Legacy Contracts as a separate group and continues to be highly focused on the execution and the retirement of these Legacy Contracts and mitigating the finite cost pressures associated with them. These Legacy Contracts have completion dates mainly within the Company’s next two fiscal years and the risks associated with them will be reduced as they are substantially retired over the next 6 to 8 quarters with variability in quarterly financial impacts resulting from the timing of program close outs, customer acceptance, and the ability to mitigate associated risks and costs as we continue to execute them.

Defense booked orders for $428.5 million this quarter involving simulation-based training, support services and mission solutions. Notable awards include a maintenance contract with the U.S. Air Force for its F-16 training devices and the continuation of training services on the C-130H transport and KC-135 tanker platforms. Defense orders also include an option exercise for the U.S. Army for fixed-wing flight training and support services at the CAE Dothan Training Center.

The Defense book-to-sales ratio was 0.91 times for the quarter and 0.90 times for the last 12 months. The Defense adjusted backlog, including unfunded contract awards and CAE’s interest in joint ventures, at the end of the quarter was $5.6 billion, up from $5.1 billion at the end of the third quarter of fiscal 2023. The Defense pipeline remains strong with some $9.5 billion of bids and proposals pending.

Summary of Defense and Security results
(amounts in millions)		Q3-2024	Q3-2023	Variance %
Revenue		$472.4	$452.5	4%
Operating income		$20.6	$24.9	(17%)
Adjusted segment operating income		$20.9	$25.4	(18%)
As a % of revenue	%	4.4%	5.6
Adjusted order intake		$428.5	$476.7	(10%)
Adjusted backlog		$5,626.5	$5,147.5	9%

Additional financial highlights
CAE incurred restructuring, integration and acquisition costs of $23.5 million during the third quarter of fiscal 2024 relating mainly to the acquisition of Sabre’s AirCentre airline operations portfolio. These expenses related to the integration of AirCentre are expected to wind down by the end of the first half of fiscal 2025.

Net finance expense this quarter amounted to $52.4 million, compared to $47.1 million in the preceding quarter and $47.7 million in the third quarter last year.

Income tax expense this quarter amounted to $8.2 million, representing an effective tax rate of 12%, compared to 17% for the third quarter last year. The adjusted effective tax rate(1), which is the income tax rate used to determine adjusted net income and adjusted EPS, was 15% this quarter as compared to 18% in the third quarter of last year. The decrease in the adjusted effective tax rate was mainly attributable to the mix of income from various jurisdictions.

Net loss from discontinued operations was $1.9 million this quarter compared to a net income from discontinued operations of $2.1 million in the third quarter of fiscal 2023. The decrease compared to the third quarter of fiscal 2023 was mainly attributable to transaction costs of $2.2 million incurred in the third quarter of fiscal 2024 in relation to the expected sale of the Healthcare business.

Summary of results from discontinued operations
(amounts in millions)	Q3-2024	Q3-2023
Revenue	$36.0	$50.4
Expenses	34.3	46.6
Operating income	$1.7	$3.8
Transaction costs	2.2	—
Finance expense	1.1	1.1
(Loss) earnings before income taxes	$(1.6)	$2.7
Income tax expense	0.3	0.6
Net (loss) income from discontinued operations	$(1.9)	$2.1

Net cash provided by operating activities was $220.8 million for the quarter, compared to $252.4 million in the third quarter last year. Free cash flow(1) was $190.0 million for the quarter compared to $239.8 million in the third quarter last year. The decrease was mainly due to a lower contribution from non-cash working capital and higher payments to equity accounted investees to invest in Civil training network expansion in support of long-term customer agreements.

Growth and maintenance capital expenditures(1) totaled $85.6 million this quarter.

Net debt(1) at the end of the quarter was $3,085.4 million for a net debt-to-adjusted EBITDA(1) of 3.16 times. This compares to net debt of $3,184.5 million and a net debt-to-adjusted EBITDA of 3.25 times at the end of the preceding quarter. The impact of the reclassification of adjusted EBITDA from discontinued operations on the net debt-to-adjusted EBITDA ratio was an increase of 0.07 for December 31, 2023, and 0.09 for September 30, 2023.

Adjusted return on capital employed(1) was 7.0% this quarter compared to 7.1% last quarter and 5.5% in the third quarter last year.

(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

Environmental, Social, and Governance (ESG)
During the quarter, CAE continued to demonstrate its commitment to sustainability, diversity, and ethical business practices. The company was honored to be selected as one of Canada’s Top 100 Employers and Top Employers for Young People for the 2nd and 4th consecutive year respectively, reflecting its dedication to anticipating employees’ needs, fostering an innovative and inclusive work environment, and promoting the aerospace industry as a career destination for the next generation of talent. CAE was also recognized with the Government of Canada’s 2023 Employment Equity Achievement Award sector distinction in November 2023, underscoring its commitment to diversity and inclusion, and its efforts to inspire future generations of women pilots. In terms of sustainability, CAE achieved significant improvements in its S&P CSA and CDP scores and was included in the S&P 2024 Global Sustainability index, placing it among the top 15% of its industry. CAE also strengthened its governance framework by reviewing its business performance policies and introducing a new business partner risk management policy and due diligence framework, further enhancing its ethical business practices.

For more information on how CAE supports the aviation industry’s decarbonization journey and contributes to a more sustainable future for all, the report can be downloaded at https://www.cae.com/social-responsibility/.

Management outlook
CAE is pursuing a growth strategy to become a bigger, stronger, and more profitable company. Through accretive growth capital deployments and strong execution, its Civil segment, the largest within CAE, continues to experience strong growth momentum. Management has targeted a three-year (FY22-FY25) EPS compound growth rate in the mid-20% range, expected to come from ongoing strong performance in Civil and the multi-year transformation underway in Defense. The realization of CAE’s strategic growth objectives is expected to result in a significantly larger base of business and a capital structure that affords flexibility to balance further investments in its future alongside capital returns for shareholders.

Management has a highly positive view of its growth potential over a multi-year period, underpinned by favourable secular trends across business segments. It expects Civil to continue growing at an above market rate, driven by growth and recovery in air travel, increased penetration of the existing addressable market for training and flight services solutions, and a sustained high level of demand for pilots and pilot training across all segments of civil aviation. In fiscal 2024, driven in large part by an expected strong margin in the fourth quarter, management continues to expect mid-to high-teens percentage range growth in annual adjusted segment operating income. On an annual basis, Management continues to expect the Civil adjusted segment operating income margin to be in the range of fiscal 2023. In addition to growing its share of the aviation training market and expanding its position in digital flight services, Civil expects to maintain its leading share of FFS sales and to deliver approximately 50 FFSs for the year to customers worldwide.

CAE’s Defense segment is in the process of a multi-year transformation, which is expected to yield a substantially bigger and more profitable business. Since transforming its scale and capabilities through acquisition in fiscal 2022, Defense has become the world's leading pure-play, platform independent, training and simulation business, providing solutions across all five domains, and has grown its adjusted backlog by over 20 percent. Defense’s recent strategic program wins, $5.6 billion adjusted backlog and $9.5 billion pipeline of bids and proposals outstanding demonstrate that its transformation strategy is bearing fruit. Over the long-term, CAE continues to expect superior Defense growth to be driven by the translation of its bid activity into higher margin adjusted order intake and execution of contracts with sustainably higher profits.

For the remainder of fiscal 2024, Defense expects to continue replenishing its adjusted backlog with larger and more profitable contracts and to accelerate the retirement of risks associated with the Legacy Contracts which have been an acute drag on overall Defense profitability. Management is closely monitoring these contracts as a separate group with a dedicated team that continues to be highly focused on the execution and the substantial retirement of these Legacy Contract risks over the next six to eight quarters. Despite our efforts, management notes the potential risk of additional cost overruns, reduced profit margins, or further losses arising from the Legacy Contracts, with variability in quarterly financial impacts resulting from the timing of program close outs, customer acceptance, and Defense’s ability to mitigate associated risks and costs. Through backlog replenishment and the Legacy Contract closeouts, the anticipated positive inflection in Defense performance is expected to begin to appear in the second half of the next fiscal year, and will also depend on the duration and magnitude of delays to new programs in the current environment.

Total capital expenditures in fiscal 2024 are expected to be approximately $50 million higher than last fiscal year, mainly in support of a higher amount of market-led, accretive organic investments involving Civil aviation training network expansion, simulator deployments, and customer training outsourcings. The Company usually sees a higher investment in non-cash working capital accounts in the first half of the fiscal year, and as in previous years, management expects a portion of the non-cash working capital investment to reverse in the second half. The Company continues to target a 100% conversion of adjusted net income to free cash flow for the year. The Company intends to apply a significant portion of the net proceeds from the sale of its Healthcare division, subject to closing conditions, including customary regulatory approvals, to reduce debt. Management remains focused on making organic investments in lockstep with customer demand, integrating and ramping up recent investments and continuing to deleverage its balance sheet. Management will continue to prioritize a balanced approach to capital allocation, including funding accretive growth, further strengthening its financial position, and returning capital to shareholders. CAE expects its average adjusted effective income tax rate for the remainder of the fiscal year to be approximately 22%.

Management’s outlook for fiscal 2024 and the above targets and expectations constitute forward-looking statements within the meaning of applicable securities laws, and are based on a number of assumptions, including in relation to prevailing market conditions, macroeconomic and geopolitical factors, supply chains and labor markets. As the basis of its fiscal 2024 outlook, management assumes no further disruptions to the global economy, air traffic, CAE’s operations, and its ability to deliver products and services. Expectations are also subject to a number of risks and uncertainties and based on assumptions about customer receptivity to CAE’s training solutions and operational support solutions as well as material assumptions contained in this press release, quarterly Management’s Discussion and Analysis (MD&A) and in CAE’s fiscal 2023 MD&A, all available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Please see the sections below entitled: “Caution concerning forward-looking statements”, “Material assumptions” and “Material risks”.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the MD&A and CAE’s consolidated financial statements for the quarter ended December 31, 2023, which are available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q3 FY2024
Marc Parent, CAE President and CEO; Sonya Branco, Executive Vice President, Finance, and CFO; and Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, will conduct an earnings conference call today at 2:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialing + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live at www.cae.com.

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, airlines, and defence and security forces to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in approximately 250 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts–the highest‑fidelity flight and mission simulators as well as training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to ESG matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, the sale of our Healthcare business (the Sale Transaction), the anticipated benefits and expected impacts therefrom on CAE’s strategic and operational plans and financial results, the expected terms, conditions (including receipt of necessary regulatory approvals) and completion of the Sale Transaction, the anticipated cash consideration therefrom and the timing for completion thereof, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, the ability of CAE to retire the Legacy Contracts as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts, notably on the expected positive inflection on underlying profit performance in the second half of fiscal 2025, and other statements that are not historical facts.

Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, "strategy", "future" or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of February 14, 2024, and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after February 14, 2024.The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2024 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the Legacy Contracts while managing the risks associated therewith, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT and AirCentre acquisitions, our ability to otherwise complete the integration of the L3H MT and AirCentre businesses acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT and AirCentre acquisitions, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT and AirCentre acquisitions and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT and AirCentre acquisitions in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies and AirCentre, the absence of significant undisclosed costs or liabilities associated with the L3H MT and AirCentre acquisitions, the satisfaction of all closing conditions of the Sale Transaction, including receipt of all necessary regulatory approvals and other consents and approvals in a timely manner and on terms acceptable to CAE, our ability to otherwise complete the Sale Transaction within anticipated time periods and at expected cost levels, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the Sale Transaction, the realization of the expected strategic, financial and other benefits of the Sale Transaction in the timeframe anticipated (including receipt of expected proceeds and intended use thereof), and fulfillment by the other parties of their respective obligations, commitments and undertakings pursuant to the Sale Transaction documentation. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this press release and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate.

Material risks
Important risks that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the fiscal year ended March 31, 2023 and MD&A for the three months ended December 31, 2023, available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-IFRS and other financial measures
This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

Reconciliations and calculations of non-IFRS measures to the most directly comparable measures under IFRS are also set forth below in the section Reconciliations and Calculations of this press release.

Performance measures
Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items.

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, changes in enterprise resource planning (ERP) and other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Liquidity and Capital Structure measures
Adjusted return on capital employed (ROCE)
Adjusted ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company from continuing operations adjusting for net finance expense, after tax, restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events divided by the average capital employed from continuing operations. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We use adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-adjusted EBITDA
Net debt-to-adjusted EBITDA is a non-IFRS ratio calculated as net debt divided by the last twelve months adjusted EBITDA. We use it because it reflects our ability to service our debt obligations.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity. The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

Growth measures
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

Supplementary non-financial information definitions
Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

Reconciliations and Calculations
Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended December 31	2023	2022	2023	2022	2023	2022
Operating income	$101.0	$117.2	$20.6	$24.9	$121.6	$142.1
Restructuring, integration and acquisition costs	23.2	11.2	0.3	(6.3)	23.5	4.9
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	—	3.0	—	6.8	—	9.8
Adjusted segment operating income	$124.2	$131.4	$20.9	$25.4	$145.1	$156.8

Reconciliation of adjusted net income and adjusted EPS

	Three months ended
	December 31
(amounts in millions, except per share amounts)	2023	2022
Net income attributable to equity holders of the Company	$56.5	$78.1
Net loss (income) from discontinued operations	1.9	(2.1)
Restructuring, integration and acquisition costs, after tax	18.2	4.0
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets following
their repurposing and optimization, after tax	—	7.1
Adjusted net income	$76.6	$87.1

Average number of shares outstanding (diluted)	319.1	318.3

Adjusted EPS	$0.24	$0.27

Calculation of adjusted effective tax rate

	Three months ended
	December 31
(amounts in millions, except effective tax rates)	2023	2022
Earnings before income taxes	$69.2	$94.4
Restructuring, integration and acquisition costs	23.5	4.9
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	—	9.8
Adjusted earnings before income taxes	$92.7	$109.1

Income tax expense	$8.2	$16.5
Tax impact on restructuring, integration and acquisition costs	5.3	0.9
Tax impact on impairments and other gains and losses arising from significant strategic transactions or specific events:
Tax impact on impairment reversal of non-financial assets
following their repurposing and optimization	—	2.7
Adjusted income tax expense	$13.5	$20.1

Effective tax rate	12%	17%
Adjusted effective tax rate	15%	18%

Reconciliation of free cash flow

	Three months ended
	December 31
(amounts in millions)	2023	2022
Cash provided by operating activities*	$148.6	$158.7
Changes in non-cash working capital	72.2	93.7
Net cash provided by operating activities	$220.8	$252.4
Maintenance capital expenditures	(20.7)	(16.1)
Change in ERP and other assets	(10.4)	(10.8)
Proceeds from the disposal of property, plant and equipment	0.1	0.3
Net payments to equity accounted investees	(14.9)	(2.0)
Dividends received from equity accounted investees	13.2	13.9
Impact of discontinued operations	1.9	2.1
Free cash flow	$190.0	$239.8
* before changes in non-cash working capital

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	December 31
(amounts in millions, except net debt-to-EBITDA ratios)	2023	2022
Operating income	$525.9	$371.6
Depreciation and amortization	359.7	320.8
EBITDA	$885.6	$692.4
Restructuring, integration and acquisition costs	91.5	83.3
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	—	9.8
Cloud computing transition adjustment	—	13.4
Adjusted EBITDA	$977.1	$798.9

Net debt	$3,085.4	$3,073.0

Net debt-to-EBITDA	3.48	4.44
Net debt-to-adjusted EBITDA	3.16	3.85

Reconciliation of capital employed and net debt

	As at December 31	As at March 31
(amounts in millions)	2023	2023
Use of capital:
Current assets	$2,410.5	$2,235.0
Less: cash and cash equivalents	(124.5)	(217.6)
Less: assets net of liabilities held for sale	(224.6)	—
Current liabilities	(2,669.5)	(2,246.7)
Less: current portion of long-term debt	592.8	214.6
Non-cash working capital	$(15.3)	$(14.7)
Assets net of liabilities held for sale	224.6	—
Property, plant and equipment	2,451.1	2,387.1
Intangible assets	3,830.3	4,050.8
Other long-term assets	1,779.7	1,763.6
Other long-term liabilities	(456.7)	(565.4)
Capital employed	$7,813.7	$7,621.4
Source of capital:
Current portion of long-term debt	$592.8	$214.6
Long-term debt	2,617.1	3,035.5
Less: cash and cash equivalents	(124.5)	(217.6)
Net debt	$3,085.4	$3,032.5
Equity attributable to equity holders of the Company	4,648.8	4,507.7
Non-controlling interests	79.5	81.2
Capital employed	$7,813.7	$7,621.4

For non-IFRS and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under IFRS, please refer to Section 11 of CAE’s MD&A for the quarter ended December 31, 2023 (which is incorporated by reference into this press release) available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov).

Consolidated Income Statement

(Unaudited)	Three months ended December 31		Nine months ended December 31
(amounts in millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022
		Reclassified		Reclassified
Continuing operations
Revenue	$1,094.5	$969.9	$3,156.5	$2,813.2
Cost of sales	791.9	693.0	2,283.5	2,066.5
Gross profit	$302.6	$276.9	$873.0	$746.7
Research and development expenses	38.1	27.1	108.1	91.2
Selling, general and administrative expenses	140.9	124.1	396.9	367.3
Other (gains) and losses	(4.8)	(6.9)	(8.4)	(13.1)
Share of after-tax profit of equity accounted investees	(16.7)	(14.4)	(47.6)	(33.9)
Restructuring, integration and acquisition costs	23.5	4.9	76.4	47.5
Operating income	$121.6	$142.1	$347.6	$287.7
Finance expense – net	52.4	47.7	152.6	123.2
Earnings before income taxes	$69.2	$94.4	$195.0	$164.5
Income tax expense	8.2	16.5	7.8	31.8
Net income from continuing operations	$61.0	$77.9	$187.2	$132.7
Net (loss) income from discontinued operations	(1.9)	2.1	0.8	(2.7)
Net income	$59.1	$80.0	$188.0	$130.0
Attributable to:
Equity holders of the Company	$56.5	$78.1	$180.2	$124.3
Non-controlling interests	2.6	1.9	7.8	5.7
Earnings per share attributable to equity holders of the Company
Basic and diluted – continuing operations	$0.18	$0.24	$0.56	$0.40
Basic and diluted – discontinued operations	(0.01)	0.01	—	(0.01)

Consolidated Statement of Comprehensive Income

(Unaudited)	Three months ended December 31		Nine months ended December 31
(amounts in millions of Canadian dollars)	2023	2022	2023	2022
		Reclassified		Reclassified
Net income from continuing operations	$61.0	$77.9	$187.2	$132.7
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$(77.7)	$20.3	$(105.3)	$304.7
Net gain (loss) on hedges of net investment in foreign operations	56.2	30.3	54.6	(113.0)
Reclassification to income of gains on foreign currency exchange differences	(0.1)	(3.8)	(0.2)	(6.2)
Net gain (loss) on cash flow hedges	8.3	(4.7)	7.4	(10.2)
Reclassification to income of losses (gains) on cash flow hedges	1.8	9.5	4.9	(11.5)
Income taxes	(5.5)	(0.2)	(9.5)	12.2
	$(17.0)	$51.4	$(48.1)	$176.0
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$(34.5)	$8.8	$(22.5)	$55.7
Income taxes	9.2	(2.4)	6.0	(14.9)
	$(25.3)	$6.4	$(16.5)	$40.8
Other comprehensive (loss) income from continuing operations	$(42.3)	$57.8	$(64.6)	$216.8
Net (loss) income from discontinued operations	(1.9)	2.1	0.8	(2.7)
Other comprehensive (loss) income from discontinued operations	(3.2)	(1.7)	(1.7)	5.8
Total comprehensive income	$13.6	$136.1	$121.7	$352.6
Attributable to:
Equity holders of the Company	$11.7	$133.9	$114.9	$343.1
Non-controlling interests	1.9	2.2	6.8	9.5

Consolidated Statement of Financial Position

(Unaudited)	December 31	March 31
(amounts in millions of Canadian dollars)	2023	2023
Assets
Cash and cash equivalents	$124.5	$217.6
Accounts receivable	566.4	615.7
Contract assets	641.2	693.8
Inventories	601.0	583.4
Prepayments	69.6	64.1
Income taxes recoverable	56.7	48.3
Derivative financial assets	21.0	12.1
Assets of discontinued operations classified as held for sale	330.1	—
Total current assets	$2,410.5	$2,235.0
Property, plant and equipment	2,451.1	2,387.1
Right-of-use assets	458.4	426.9
Intangible assets	3,830.3	4,050.8
Investment in equity accounted investees	556.4	530.7
Employee benefits assets	32.6	51.1
Deferred tax assets	150.9	125.1
Derivative financial assets	15.5	9.2
Other non-current assets	565.9	620.6
Total assets	$10,471.6	$10,436.5

Liabilities and equity
Accounts payable and accrued liabilities	$999.5	$1,036.7
Provisions	19.1	26.7
Income taxes payable	21.2	21.1
Contract liabilities	906.9	905.7
Current portion of long-term debt	592.8	214.6
Derivative financial liabilities	24.5	41.9
Liabilities of discontinued operations classified as held for sale	105.5	—
Total current liabilities	$2,669.5	$2,246.7
Provisions	18.4	20.1
Long-term debt	2,617.1	3,035.5
Royalty obligations	79.0	119.4
Employee benefits obligations	100.2	91.9
Deferred tax liabilities	75.0	129.3
Derivative financial liabilities	2.4	6.5
Other non-current liabilities	181.7	198.2
Total liabilities	$5,743.3	$5,847.6
Equity
Share capital	$2,252.6	$2,243.6
Contributed surplus	59.3	42.1
Accumulated other comprehensive income	118.4	167.2
Retained earnings	2,218.5	2,054.8
Equity attributable to equity holders of the Company	$4,648.8	$4,507.7
Non-controlling interests	79.5	81.2
Total equity	$4,728.3	$4,588.9
Total liabilities and equity	$10,471.6	$10,436.5

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Nine months ended December 31, 2023	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2023	317,906,290	$2,243.6	$42.1	$167.2	$2,054.8	$4,507.7	$81.2	$4,588.9
Net income	—	$—	$—	$—	$180.2	$180.2	$7.8	$188.0
Other comprehensive loss	—	—	—	(48.8)	(16.5)	(65.3)	(1.0)	(66.3)
Total comprehensive (loss) income	—	$—	$—	$(48.8)	$163.7	$114.9	$6.8	$121.7
Exercise of stock options	396,018	9.0	(1.4)	—	—	7.6	—	7.6
Equity-settled share-based payments expense	—	—	18.6	—	—	18.6	—	18.6
Transactions with non-controlling interests	—	—	—	—	—	—	(8.5)	(8.5)
Balances as at December 31, 2023	318,302,308	$2,252.6	$59.3	$118.4	$2,218.5	$4,648.8	$79.5	$4,728.3

	Attributable to equity holders of the Company
Nine months ended December 31, 2022	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2022	317,024,123	$2,224.7	$38.6	$(31.2)	$1,777.6	$4,009.7	$76.9	$4,086.6
Net income	—	$—	$—	$—	$124.3	$124.3	$5.7	$130.0
Other comprehensive income	—	—	—	178.0	40.8	218.8	3.8	222.6
Total comprehensive income	—	$—	$—	$178.0	$165.1	$343.1	$9.5	$352.6
Exercise of stock options	835,392	18.0	(2.5)	—	—	15.5	—	15.5
Equity-settled share-based payments expense	—	—	5.1	—	—	5.1	—	5.1
Transactions with non-controlling interests	—	—	—	—	—	—	(5.0)	(5.0)
Balances as at December 31, 2022	317,859,515	$2,242.7	$41.2	$146.8	$1,942.7	$4,373.4	$81.4	$4,454.8

Consolidated Statement of Cash Flows

(Unaudited)
Nine months ended December 31
(amounts in millions of Canadian dollars)	2023	2022
Operating activities
Net income	$188.0	$130.0
Adjustments for:
Depreciation and amortization	278.6	252.8
Share of after-tax profit of equity accounted investees	(47.6)	(33.9)
Deferred income taxes	(39.8)	(0.3)
Investment tax credits	(9.2)	0.4
Equity-settled share-based payments expense	18.6	5.1
Defined benefit pension plans	4.5	6.2
Other non-current liabilities	(7.3)	(13.5)
Derivative financial assets and liabilities – net	(17.5)	20.0
Other	23.8	(2.4)
Changes in non-cash working capital	(40.4)	(136.6)
Net cash provided by operating activities	$351.7	$227.8
Investing activities
Business combinations, net of cash acquired	$—	$(6.4)
Property, plant and equipment expenditures	(238.1)	(205.9)
Proceeds from disposal of property, plant and equipment	3.7	4.8
Advance payments for property, plant and equipment	—	(30.1)
Intangible assets expenditures	(105.8)	(89.9)
Net payments to equity accounted investees	(40.5)	(10.5)
Dividends received from equity accounted investees	30.3	20.3
Other	(7.2)	(5.0)
Net cash used in investing activities	$(357.6)	$(322.7)
Financing activities
Net (repayment of) proceeds from borrowing under revolving credit facilities	$(407.8)	$8.6
Proceeds from long-term debt	426.1	22.1
Repayment of long-term debt	(41.1)	(55.7)
Repayment of lease liabilities	(57.0)	(62.1)
Net proceeds from the issuance of common shares	7.6	15.5
Other	—	(1.8)
Net cash used in financing activities	$(72.2)	$(73.4)
Effect of foreign currency exchange differences on cash and cash equivalents	$(15.0)	$13.8
Net decrease in cash and cash equivalents	$(93.1)	$(154.5)
Cash and cash equivalents, beginning of period	217.6	346.1
Cash and cash equivalents, end of period	$124.5	$191.6

Contacts
Investor Relations:
Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Samantha Golinski, Vice President, Public Affairs and Global Communications, 514-341-2000 ext 7939, samantha.golinski@cae.com